# Vanguard Bond Index Funds Proxy Voting Results

## Results of Proxy Voting

At a special meeting of shareholders on November 15, 2017, fund shareholders approved the following proposals:

### Proposal 1 - Elect Trustees for the fund.*
The individuals listed in the table below were elected as trustees for the fund. All trustees with the exception of Ms. Mulligan, Ms. Raskin, and Mr. Buckley (each of whom already serve as directors of The Vanguard Group, Inc.) served as trustees to the funds prior to the shareholder meeting.

| Trustee | For | Withheld | Percentage For |
|---|---|---|---|
| Mortimer J. Buckley | 26,722,274,549 | 429,483,723 | 98.4% |
| Emerson U. Fullwood | 26,714,366,172 | 437,392,100 | 98.4% |
| Amy Gutmann | 26,712,915,408 | 438,842,863 | 98.4% |
| JoAnn Heffernan Heisen | 26,721,561,272 | 430,196,999 | 98.4% |
| F. Joseph Loughrey | 26,717,701,002 | 434,057,269 | 98.4% |
| Mark Loughridge | 26,720,437,223 | 431,321,049 | 98.4% |
| Scott C. Malpass | 26,702,773,184 | 448,985,088 | 98.3% |
| F. William McNabb III | 26,712,434,734 | 439,323,538 | 98.4% |
| Deanna Mulligan | 26,719,931,246 | 431,827,026 | 98.4% |
| André F. Perold | 26,676,518,168 | 475,240,103 | 98.3% |
| Sarah Bloom Raskin | 26,713,372,343 | 438,385,928 | 98.4% |
| Peter F. Volanakis | 26,706,957,628 | 444,800,644 | 98.4% |

*Results are for all funds within the same trust.

### Proposal 2 – Approve a manager of managers arrangement with third-party investment advisors.
This arrangement enables the fund to enter into and materially amend investment advisory arrangements with third-party investment advisors, subject to the approval of the fund's board of trustees and certain conditions imposed by the Securities and Exchange Commission, while avoiding the costs and delays associated with obtaining future shareholder approval.

| Vanguard Fund | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Inflation-Protected Securities Fund | 779,640,127 | 37,703,625 | 46,610,146 | 191,922,465 | 73.8% |
| | For | Abstain | Against | Broker Non-Votes | Percentage For |
| Intermediate-Term Bond Index Fund | 1,006,546,878 | 40,310,784 | 39,747,226 | 150,030,467 | 81.4% |
| | For | Abstain | Against | Broker Non-Votes | Percentage For |
| Long-Term Bond Index Fund | 317,787,816 | 27,896,564 | 10,367,707 | 34,955,291 | 81.3% |
| | For | Abstain | Against | Broker Non-Votes | Percentage For |
| Short-Term Bond Index Fund | 1,581,902,470 | 55,436,958 | 48,926,452 | 270,900,907 | 80.8% |
| | For | Abstain | Against | Broker Non-Votes | Percentage For |
| Total Bond Market Index Fund | 8,570,955,323 | 443,571,055 | 317,561,657 | 788,366,690 | 84.7% |

| | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Total Bond Market II Index Fund | 12,390,617,665 | 0 | 0 | 0 | 100.0% |

**Proposal 3 – Approve a manager of managers arrangement with wholly owned subsidiaries of Vanguard.**
This arrangement enables Vanguard or the fund to enter into and materially amend investment advisory arrangements with wholly-owned subsidiaries of Vanguard, subject to the approval of the fund's board of trustees and any conditions imposed by the Securities and Exchange Commission (SEC), while avoiding the costs and delays associated with obtaining future shareholder approval. The ability of the fund to operate in this manner is contingent upon the SEC's approval of a pending application for an order of exemption.

| Vanguard Fund | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Inflation-Protected Securities Fund | 787,847,093 | 36,808,312 | 39,298,492 | 191,922,465 | 74.6% |

| | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Intermediate-Term Bond Index Fund | 1,019,718,002 | 38,281,589 | 28,605,296 | 150,030,467 | 82.5% |

| | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Long-Term Bond Index Fund | 320,874,518 | 27,275,451 | 7,902,118 | 34,955,291 | 82.1% |

| | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Short-Term Bond Index Fund | 1,589,595,759 | 52,256,377 | 44,413,745 | 270,900,907 | 81.2% |

| | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Total Bond Market Index Fund | 8,657,891,840 | 420,725,267 | 253,470,929 | 788,366,690 | 85.5% |

| | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Total Bond Market II Index Fund | 12,390,617,665 | 0 | 0 | 0 | 100.0% |

Fund shareholders did not approve the following proposal:

**Proposal 7 –** Institute transparent procedures to avoid holding investments in companies that, in management's judgement, substantially contribute to genocide or crimes against humanity, the most egregious violations of human rights. Such procedures may include time-limited engagement with problem companies if management believes that their behavior can be changed.

The trustees recommended a vote against the proposal for the following reasons: 1) Vanguard is fully complaint with all applicable U.S. laws and regulations that prohibit the investment in any company owned or controlled by the government of Sudan, 2) The addition of further investment constraints is not in fund shareholders' best interests if those constraints are unrelated to a fund's stated investment objective, policies, and strategies, and 3) Divestment is an ineffective means to implement social change as it often puts the shares into the hands of another owner with no direct impact to the company's capitalization.

| Vanguard Fund | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Inflation-Protected Securities Fund | 167,138,870 | 80,505,287 | 616,309,740 | 191,922,465 | 15.8% |

|  | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Intermediate-Term Bond Index Fund | 272,457,485 | 55,597,674 | 758,549,729 | 150,030,467 | 22.0% |

|  | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Short-Term Bond Index Fund | 226,436,682 | 71,285,153 | 1,388,544,045 | 270,900,907 | 11.6% |

|  | For | Abstain | Against | Broker Non-Votes | Percentage For |
|---|---|---|---|---|---|
| Total Bond Market Index Fund | 1,852,140,093 | 888,394,816 | 6,591,553,127 | 788,366,689 | 18.3% |